Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)

William Lyon Team Members,
The honor and responsibility of becoming the nation’s fifth largest homebuilder required us to reevaluate our structure and thoughtfully consider how to best serve our new and expanded markets—and the expanded employee base that will come when the two businesses become one. With Smart Growth comes smart decisions—which is why we’ve thought long and hard about each and every one.
With this acquisition—as exciting as the opportunity is—the very last thing we wanted to do was lose talented people. We all know too well top talent is hard to come by, and William Lyon and Taylor Morrison do not have a shortage of incredibly talented leaders and team members. That’s why we decided to look at the restructuring of our organization holistically—and not just solely within our overlapping markets. We strived, as best as we could, to find a great placement for all our leaders—from both teams—which is why you will see some shuffling between divisions and regions.
So, without further ado, we’re ready to share the next layer of our organizational structure to support our growing business and delighted to appoint the following Division Presidents from coast to coast. Please keep in mind the following appointments aren’t effective until close of the acquisition, and all current leaders will remain in their current roles until that time. As we mentioned in our last organizational structure update, this email isn’t a quick read, but please follow along to the end.

Division Presidents
As shared when we announced our future corporate and regional field structure, our West Area will be led by our current EVP and Chief Operating Officer Brian Doyle. The West will include SoCal, the Bay Area, Sacramento, Seattle and Portland.
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We’re pleased to announce Jon Robertson, our current SoCal Regional President, will be leading the go-forward, expanded Southern California Operations as the Division President. We’re equally as pleased that TM’s current SoCal DP Nicole Murray will be staying onboard as the SoCal Division Manager—her experience and deep-rooted knowledge of this market will be instrumental in helping us build upon the groundwork she’s laid over the past two years. Pair that with the sheer scale William Lyon brings as the third-largest builder in Los Angeles and Orange County, we couldn’t be more excited for the future of this division.

As part of this announcement, it’s with great pleasure to note that William Lyon’s current Inland Empire Division Manager, Jeff Deane, has agreed to take on the extremely important role as the Integration Management Office (IMO) Lead on the William Lyon side, working closely with Andy Green and Lou Steffens at TM on ongoing integration planning activities. We’re excited to have Jeff in this role and know it will help with our critical integration efforts from this day forward.

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Taylor Morrison’s current DP Kevin Kimball will continue leading our operations in the Bay Area going into 2020, and we’re so excited for him to continue in his role. Kevin has been leading the TM Bay operations for the last three and a half years and has been a tremendous asset to the growth of that business. In fact, Kevin helped to increase annual closings from 2016 to 2017 by nearly 70 percent and has maintained volumes year-over-year. Keep reading for more details on Scott’s next journey.

•	Taylor Morrison’s current Sacramento Division President Aren Bazzocco will maintain his role.
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We’re pleased to share that current Washington Division President Brandon Scheibner will be the Seattle Division President and will continue building upon this division’s successes as the third largest builder in the area.

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Oregon Division Manager Alaina Zender has accepted the role as Portland Division President continuing in her new role as William Lyon becomes part of the Taylor Morrison family. Taylor Morrison is excited to step into this new market as the second largest builder in Portland, and we look forward to continuing to expand our presence in the Pacific Northwest.

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As we look to the Polygon brand and all the unique opportunities and talented individuals it afforded William Lyon during the acquisition in 2014, Lou Steffens and I are extremely excited to continue to work with Fred Gast, who leads the Urban Form, multi-family and retail business for William Lyon. Just like with TM’s new build-to-rent (BTR) business and our aspirations for the future, we’re eager to explore the opportunities in this area, too. More to come soon, I hope, on the expansion of that business.

Ricarda Dietsch, Taylor Morrison’s current Denver Division President, will be leading our new Mountain Area composed of Phoenix, Denver and our Las Vegas market.
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In Phoenix, TM’s current Division President Brad Schoenberg will continue to lead this thriving division. Brad has been with TM for nearly five years after an extensive career at Pulte. He leads the organization’s largest division by closing volume—and also by profit! —and has led the company for many years with top-of-class financial results. Under his leadership, the Phoenix TM Division has won the coveted TM cup too many times to count! Please read on for more about Curt’s next endeavor.

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We are so pleased current William Lyon Denver Division President Jeff McGovern will continue to lead the go-forward Denver team. The tremendous business development he’s led in this market will be vital as we become the third largest builder in the area.

•	And last, but certainly not least, Las Vegas will continue to be led by James Gomez as the Division President.
Our Texas Area, led by Charlie Enochs, will be comprised of Dallas, Houston and Austin—including Taylor Morrison’s Darling Homes operations which share leadership with TM.
•	TM Dallas Division President Keith Hurand will continue leading the Dallas operations.
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We’re delighted to share current WLH Phoenix Division President Curt VanHyfte has graciously accepted the opportunity to lead the Houston Division. Though he just recently relocated from Chicago to Phoenix, he’s agreed to move again, and we’re overjoyed to have him onboard. We’re currently working on an opportunity for current WLH Houston Division President Jennifer Keller to take on another role within the future combined business and hope to have more to share here soon.

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In Austin, current TM Austin Division President April Whitaker will lead this expanded market. We’re so grateful for the incredible work current WLH Austin Division President Bryan Havel has provided for William Lyon Homes and wish him well on his next adventure. He will be sorely missed.

The Southeast Area will be led by current WLH Texas Regional President John Bohnen and will include Charlotte, Raleigh and Atlanta.
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As eluded to earlier in this note, we’re pleased to share that William Lyon’s current Northern California Division President Scott Roylance as agreed to join Taylor Morrison and make the trek cross country to be the new Division President for TM’s current Raleigh division. We know the TM team will welcome him with open arms!

•	TM Division President Kevin Granelli will continue leading our Charlotte team.
•	And TM’s recently appointed Atlanta Division President Rick Carruthers will continue leading our Atlanta operations.
The Florida Area will continue to be led by Steve Kempton and will include Southwest Florida, Naples, Orlando, Tampa and Jacksonville.
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All of TM’s current Florida Division Presidents will remain the same with Cammie Longnecker leading Southwest Florida, Barbara Kininmonth leading our recently restructured Naples operations, Brian Brunhofer leading Orlando and Doug Miller leading Tampa.

To our William Lyon Homes leaders and team members—thank you for the grace, patience and kindness you’ve shown as we’ve taken the time to make sure our go-forward structure upon close of the acquisition is one we can confidently carry out. We know change isn’t easy—but we also know our team members are some of the most resilient, hardworking and talented bunch in the industry.
With our Division Presidents appointed, we can now turn toward identifying the Operations Team structure for each market with their insight and involvement, as well as the combined Corporate functions. Once more, please accept our sincerest thank you for your continued support as we gear up to combine two wonderful businesses.
Warmly,

Sheryl Palmer Chairman and CEO Taylor Morrison	Matt Zaist President and CEO William Lyon Homes

Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.

Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.